UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 24, 2008**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Joseph M. Rigby

       On July 24, 2008, Pepco Holdings, Inc. (the "Company") entered into a new employment agreement effective August 1, 2008 (the "New Agreement") with Joseph M. Rigby, President and Chief Operating Officer, replacing Mr. Rigby's existing employment agreement which will expire on August 1, 2008. Other than extending the term of Mr. Rigby's employment as described below and adopting provisions to comply with Section 409A of the Internal Revenue Code, the New Agreement is unchanged from Mr. Rigby's existing agreement. The term of the New Agreement is for three years, and, beginning on August 1, 2010 and each August 1 thereafter, will automatically extend for one year, unless either the Company or Mr. Rigby gives notice that it shall not be so extended.

       Under the provisions of Mr. Rigby's New Agreement:

- He is entitled to:

  - an annual salary in an amount not less than his base salary of $675,000 in effect as of August 1, 2008, with the condition that, if at any time during the term of the agreement his annual base salary is increased, it may not subsequently be decreased during the remainder of the term of the agreement.

  - incentive compensation as determined by the Board of Directors under plans applicable to senior executives of the Company, and

  - participate, in a manner similar to other senior executives, in retirement plans, fringe benefit plans, supplemental benefit plans and other plans and programs provided by the Company for its executives or employees.

- If Mr. Rigby's employment is terminated other than for "cause" or he voluntarily terminates his employment for certain specified reasons involving adverse changes in his employment situation:

  - He will be entitled to receive:

    - A lump sum severance payment equal to three times the sum of (i) his highest annual base salary in effect at any time during the three-year period preceding the termination of employment and (ii) the higher of (A) his annual bonus for the year in which the termination of employment occurs or (B) the highest annual bonus received during the three calendar years preceding the calendar year in which the termination of employment occurs,

    - His annual bonus for the year in which the termination occurs, if the Board of Directors, before the termination date, has made a good faith determination of his bonus for the year, and otherwise a prorated portion (based on the number of days he was employed during the year) of his target annual bonus for the year, and

- a lump sum supplemental retirement benefit paid in cash equal to the difference between (i) the present value of his vested retirement benefit accrued at the time of termination under the Pepco Holdings Retirement Plan and any excess or supplemental retirement plan in which he is a participant and (ii) the benefit he would be entitled to receive under the Pepco Holdings Retirement Plan and such excess and supplemental retirement plans assuming that he is three years older than his actual age and is credited with three additional years of service.

  o Any service-based restricted stock award that would have become vested had he remained employed for the remainder of the term of his employment agreement will become vested and nonforfeitable on the date his employment terminates.

  o Any performance-based restricted stock award with a performance period that ends within the term of his employment agreement will become vested at the end of the performance period if and to the extent the performance goals are achieved.

Dennis R. Wraase

On July 24, 2008, the Company entered into an amendment to the employment agreement of Dennis R. Wraase, Chairman of the Board and Chief Executive Officer, to extend the termination date of Mr. Wraase's employment agreement from April 1, 2009 to June 1, 2009. The amendment also adopted provisions to make the agreement in compliance with Section 409A of the Internal Revenue Code.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

The following exhibits are furnished herewith:

Exhibit No.	Description of Exhibit
10.1	Employment Agreement of Joseph M. Rigby
10.2	Employment Agreement of Dennis R. Wraase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   July 30, 2008   /s/ D. R. WRAASE
                                        Name: Dennis R. Wraase
                                        Title: Chairman of the Board
                                                   and Chief Executive Officer